Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-184150, 333-184151 and 333-184152 on Form S-8 and Registration Statement No. 333-184149 of our reports dated February 26, 2013, relating to the financial statements and financial statement schedule of Pentair Ltd. and subsidiaries (the “Company”) (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph regarding a changes in certain of the Company’s methods of accounting for defined benefit pension and other postretirement benefit costs in 2012), and the effectiveness of Pentair Ltd.’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Pentair Ltd. for the year ended December 31, 2012.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
February 26, 2013